Exhibit 99.1

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

Quarterly total revenues reached RMB44.3 billion (US$6.1 billion)1

Quarterly deliveries reached 158,696 vehicles

Full year total revenues reached RMB144.5 billion (US$19.8 billion)

Full year deliveries were 500,508 vehicles

BEIJING, China, March 14, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter and full year ended December 31, 2024.

Operating Highlights for the Fourth Quarter of 2024 and Full Year 2024

•	Total deliveries for the fourth quarter of 2024 were 158,696 vehicles, representing a 20.4% year-over-year increase.

•	Total deliveries for the full year 2024 reached 500,508 vehicles, representing an increase of 33.1% from 376,030 vehicles in 2023.

	FY 2024	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Deliveries	500,508	158,696	152,831	108,581	80,400

	FY 2023	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Deliveries	376,030	131,805	105,108	86,533	52,584

•	As of December 31, 2024, in China, the Company had 502 retail stores in 150 cities, 478 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities, and 1,727 super charging stations in operation equipped with 9,100 charging stalls.

Financial Highlights for the Fourth Quarter of 2024

•	Vehicle sales were RMB42.6 billion (US$5.8 billion) in the fourth quarter of 2024, representing an increase of 5.6% from RMB40.4 billion in the fourth quarter of 2023 and an increase of 3.2% from RMB41.3 billion in the third quarter of 2024.

•	Vehicle margin[2] was 19.7% in the fourth quarter of 2024, compared with 22.7% in the fourth quarter of 2023 and 20.9% in the third quarter of 2024.

•	Total revenues were RMB44.3 billion (US$6.1 billion) in the fourth quarter of 2024, representing an increase of 6.1% from RMB41.7 billion in the fourth quarter of 2023 and an increase of 3.3% from RMB42.9 billion in the third quarter of 2024.

•	Gross profit was RMB9.0 billion (US$1.2 billion) in the fourth quarter of 2024, representing a decrease of 8.3% from RMB9.8 billion in the fourth quarter of 2023 and a decrease of 2.8% from RMB9.2 billion in the third quarter of 2024.

•	Gross margin was 20.3% in the fourth quarter of 2024, compared with 23.5% in the fourth quarter of 2023 and 21.5% in the third quarter of 2024.

•	Operating expenses were RMB5.3 billion (US$721.6 million) in the fourth quarter of 2024, representing a decrease of 22.0% from RMB6.8 billion in the fourth quarter of 2023 and a decrease of 9.1% from RMB5.8 billion in the third quarter of 2024.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB3.7 billion (US$507.4 million) in the fourth quarter of 2024, representing an increase of 22.0% from RMB3.0 billion in the fourth quarter of 2023 and an increase of 7.9% from RMB3.4 billion in the third quarter of 2024.

•	Operating margin was 8.4% in the fourth quarter of 2024, compared with 7.3% in the fourth quarter of 2023 and 8.0% in the third quarter of 2024.

•	Net income was RMB3.5 billion (US$484.0 million) in the fourth quarter of 2024, representing a decrease of 38.6% from RMB5.8 billion in the fourth quarter of 2023 and an increase of 25.3% from RMB2.8 billion in the third quarter of 2024. Non-GAAP net income[3] was RMB4.0 billion (US$553.4 million) in the fourth quarter of 2024, representing a decrease of 12.0% from RMB4.6 billion in the fourth quarter of 2023 and an increase of 4.9% from RMB3.9 billion in the third quarter of 2024.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB3.31 (US$0.45) in the fourth quarter of 2024, compared with RMB5.32 in the fourth quarter of 2023 and RMB2.66 in the third quarter of 2024. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB3.79 (US$0.52) in the fourth quarter of 2024, compared with RMB4.23 in the fourth quarter of 2023 and RMB3.63 in the third quarter of 2024.

•	Net cash provided by operating activities was RMB8.7 billion (US$1.2 billion) in the fourth quarter of 2024, representing a decrease of 49.8% from RMB17.3 billion in the fourth quarter of 2023 and a decrease of 21.3% from RMB11.0 billion in the third quarter of 2024.

•	Free cash flow[5] was RMB6.1 billion (US$830.1 million) in the fourth quarter of 2024, representing a decrease of 58.6% from RMB14.6 billion in the fourth quarter of 2023 and a decrease of 33.1% from RMB9.1 billion in the third quarter of 2024.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	December 31, 2023	September 30, 2024	December 31, 2024	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	40,379.3	41,323.8	42,643.0	5.6%		3.2%
Vehicle margin	22.7%	20.9%	19.7%	(3.0	)pts	(1.2	)pts

Total revenues	41,732.1	42,874.2	44,273.7	6.1%		3.3%
Gross profit	9,786.9	9,224.7	8,970.2	(8.3)%		(2.8)%
Gross margin	23.5%	21.5%	20.3%	(3.2	)pts	(1.2	)pts

Operating expenses	(6,750.5)	(5,792.0)	(5,266.9)	(22.0)%		(9.1)%
Income from operations	3,036.4	3,432.7	3,703.3	22.0%		7.9%
Operating margin	7.3%	8.0%	8.4%	1.1	pts	0.4	pts

Net income	5,752.3	2,820.5	3,532.7	(38.6)%		25.3%
Non-GAAP net income	4,588.7	3,851.0	4,039.7	(12.0)%		4.9%

Diluted net earnings per ADS attributable to ordinary shareholders	5.32	2.66	3.31	(37.8)%		24.4%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	4.23	3.63	3.79	(10.4)%		4.4%

Net cash provided by operating activities	17,294.2	11,024.6	8,680.3	(49.8)%		(21.3)%
Free cash flow (non-GAAP)	14,638.1	9,051.8	6,059.3	(58.6)%		(33.1)%

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Financial Highlights for the Full Year 2024

•	Vehicle sales were RMB138.5 billion (US$19.0 billion) in 2024, representing an increase of 15.2% from RMB120.3 billion in 2023.

•	Vehicle margin was 19.8% in 2024, compared with 21.5% in 2023.

•	Total revenues were RMB144.5 billion (US$19.8 billion) in 2024, representing an increase of 16.6% from RMB123.9 billion in 2023.

•	Gross profit was RMB29.7 billion (US$4.1 billion) in 2024, representing an increase of 7.9% from RMB27.5 billion in 2023.

•	Gross margin was 20.5% in 2024, compared with 22.2% in 2023.

•	Operating expenses were RMB22.6 billion (US$3.1 billion) in 2024, representing an increase of 12.7% from RMB20.1 billion in 2023.

•	Income from operations was RMB7.0 billion (US$961.6 million) in 2024, representing a decrease of 5.2% from RMB7.4 billion in 2023.

•	Operating margin was 4.9% in 2024, compared with 6.0% in 2023.

•	Net income was RMB8.0 billion (US$1.1 billion) in 2024, representing a decrease of 31.9% from RMB11.8 billion in 2023. Non-GAAP net income was RMB10.7 billion (US$1.5 billion) in 2024, representing a decrease of 12.5% from RMB12.2 billion in 2023.

•	Diluted net earnings per ADS attributable to ordinary shareholders was RMB7.58 (US$1.04) in 2024, compared with RMB11.10 in 2023. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB10.04 (US$1.38) in 2024, compared with RMB11.46 in 2023.

•	Net cash provided by operating activities was RMB15.9 billion (US$2.2 billion) in 2024, representing a decrease of 68.6% from RMB50.7 billion in 2023.

•	Free cash flow was RMB8.2 billion (US$1.1 billion) in 2024, representing a decrease of 81.4% from RMB44.2 billion in 2023.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Year Ended		% Change
	December 31, 2023	December 31, 2024	YoY
	RMB	RMB
Vehicle sales	120,294.7	138,538.1	15.2%
Vehicle margin	21.5%	19.8%	(1.7	)pts

Total revenues	123,851.3	144,459.9	16.6%
Gross profit	27,496.8	29,656.1	7.9%
Gross margin	22.2%	20.5%	(1.7	)pts

Operating expenses	(20,089.9)	(22,637.0)	12.7%
Income from operations	7,406.9	7,019.1	(5.2)%
Operating margin	6.0%	4.9%	(1.1	)pts

Net income	11,809.1	8,045.3	(31.9)%
Non-GAAP net income	12,197.6	10,670.1	(12.5)%

Diluted net earnings per ADS attributable to ordinary shareholders	11.10	7.58	(31.7)%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	11.46	10.04	(12.4)%

Net cash provided by operating activities	50,693.5	15,933.2	(68.6)%
Free cash flow (non-GAAP)	44,186.3	8,203.1	(81.4)%

Recent Developments

Delivery Update

•	In January and February 2025, the Company delivered 29,927 and 26,263 vehicles, respectively. As of February 28, 2025, in China, the Company had 500 retail stores in 150 cities, 488 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities, and 1,874 super charging stations in operation equipped with 10,008 charging stalls.

OTA Updates

•	The Company continues to elevate user experience through OTA updates, with the most recent releases of OTA 6.5 in November 2024, OTA 7.0 in January 2025, and OTA 7.1 in February 2025. Available on the Li L series and Li MEGA, these updates introduced a wide array of new and enhanced autonomous driving, smart space, and smart electric features. Leveraging its full-stack, proprietary end-to-end (E2E) and vision-language model (VLM) technologies, the Company delivered a one-click point-to-point autonomous driving feature to all Li AD Max users via OTA 6.5 and upgraded its highway NOA via OTA 7.0 to enable seamless autonomous driving experiences across all driving scenarios. OTA 7.1 features an enhanced Li AD Max V13, offering smoother performance when navigating complex road conditions. These OTA updates also include upgrades to the Li Xiang Tong Xue smart assistant, the introduction of Sentry Mode High-Risk Video Remote Preview and Front Passenger Exit Alert features, and further enhancements to charging planning and efficiency.

Germany Research and Development Center

•	In January 2025, the Company officially established its first overseas research and development center in Munich, Germany, which will drive its continued developments in technology pre-research, product development, and product strategy.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Our record performance in the fourth quarter propelled our full-year deliveries to surpass the 500,000 milestone, making us the first among premium automotive brands in China. We also maintained our sales leadership position among Chinese automotive brands in the RMB200,000 and above NEV market. These achievements reflect our ability to drive innovation, efficiency, and value creation for users. Over the past year, we achieved a number of significant breakthroughs in intelligentization. Our autonomous driving solution now provides end-to-end functionality across all driving scenarios powered by our full-stack, proprietary E2E and VLM dual system architecture. Additionally, we significantly enhanced Li Xiang Tong Xue’s capabilities in memorization, planning, tool utilization, and expression, upgrading the interactive experience for users. Looking ahead to 2025, we will launch our next-generation autonomous driving architecture and new BEV models, bringing happiness to more families with enhanced intelligent features and a more diversified product portfolio.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We concluded 2024 with a robust financial performance. Strong vehicle deliveries drove fourth-quarter revenues to RMB44.3 billion, representing a new quarterly record high and 6.1% year-over-year growth. This brought our full-year revenues to RMB144.5 billion, increasing by 16.6% year over year. We also maintained robust profitability with a net income of RMB8.0 billion and operating cash flow of RMB15.9 billion for the full year of 2024. Our year-end cash reserve remained solid at RMB112.8 billion, laying a sound foundation for future growth. Moving forward, we remain committed to expanding our business and driving technological innovation while striving for financial excellence. By continuously enhancing our comprehensive capabilities, we aim to grow sustainably and steadily advance toward our long-term vision in this intelligent era, creating value for all our stakeholders.”

Financial Results for the Fourth Quarter of 2024

Revenues

•	Total revenues were RMB44.3 billion (US$6.1 billion) in the fourth quarter of 2024, representing an increase of 6.1% from RMB41.7 billion in the fourth quarter of 2023 and an increase of 3.3% from RMB42.9 billion in the third quarter of 2024.

•	Vehicle sales were RMB42.6 billion (US$5.8 billion) in the fourth quarter of 2024, representing an increase of 5.6% from RMB40.4 billion in the fourth quarter of 2023 and an increase of 3.2% from RMB41.3 billion in the third quarter of 2024. The increase in revenue from vehicle sales over the fourth quarter of 2023 was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix. The increase in revenue from vehicle sales over the third quarter of 2024 was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to interest subsidies provided to customers.

•	Other sales and services were RMB1.6 billion (US$223.4 million) in the fourth quarter of 2024, representing an increase of 20.5% from RMB1.4 billion in the fourth quarter of 2023 and an increase of 5.2% from RMB1.6 billion in the third quarter of 2024. The increase in revenue from other sales and services over the fourth quarter of 2023 was mainly attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales. The revenue from other sales and services remained relatively stable over the third quarter of 2024.

Cost of Sales and Gross Margin

•	Cost of sales was RMB35.3 billion (US$4.8 billion) in the fourth quarter of 2024, representing an increase of 10.5% from RMB31.9 billion in the fourth quarter of 2023 and an increase of 4.9% from RMB33.6 billion in the third quarter of 2024. The increase in cost of sales over the fourth quarter of 2023 was primarily attributable to increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix. The increase in cost of sales over the third quarter of 2024 was primarily attributable to increase in vehicle deliveries.

•	Gross profit was RMB9.0 billion (US$1.2 billion) in the fourth quarter of 2024, representing a decrease of 8.3% from RMB9.8 billion in the fourth quarter of 2023 and a decrease of 2.8% from RMB9.2 billion in the third quarter of 2024.

•	Vehicle margin was 19.7% in the fourth quarter of 2024, compared with 22.7% in the fourth quarter of 2023 and 20.9% in the third quarter of 2024. The decrease in vehicle margin over the fourth quarter of 2023 was mainly due to different product mix. The decrease in vehicle margin over the third quarter of 2024 was mainly due to losses on purchase commitment and lower average selling price due to interest subsidies provided to customers.

•	Gross margin was 20.3% in the fourth quarter of 2024, compared with 23.5% in the fourth quarter of 2023 and 21.5% in the third quarter of 2024. The decrease in gross margin over the fourth quarter of 2023 and third quarter of 2024 was mainly due to the decrease in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.3 billion (US$721.6 million) in the fourth quarter of 2024, representing a decrease of 22.0% from RMB6.8 billion in the fourth quarter of 2023 and a decrease of 9.1% from RMB5.8 billion in the third quarter of 2024.

•	Research and development expenses were RMB2.4 billion (US$329.9 million) in the fourth quarter of 2024, representing a decrease of 31.0% from RMB3.5 billion in the fourth quarter of 2023 and a decrease of 6.9% from RMB2.6 billion in the third quarter of 2024. The decrease in research and development expenses over the fourth quarter of 2023 was mainly attributable to decreased expenses related to product portfolios and technologies, and decreased employee compensation. The decrease in research and development expenses over the third quarter of 2024 was primarily due to decreased employee compensation.

•	Selling, general and administrative expenses were RMB3.1 billion (US$421.5 million) in the fourth quarter of 2024, representing a decrease of 5.9% from RMB3.3 billion in the fourth quarter of 2023 and a decrease of 8.4% from RMB3.4 billion in the third quarter of 2024. The decrease in selling, general and administrative expenses over the fourth quarter of 2023 was primarily due to decreased employee compensation and improved operational efficiency. The decrease in selling, general and administrative expenses over the third quarter of 2024 was primarily due to decreased employee compensation associated with the recognition of the chief executive officer’s performance-based awards in the third quarter of 2024, partially offset by the increased marketing and promotional activities.

Income from Operations

•	Income from operations was RMB3.7 billion (US$507.4 million) in the fourth quarter of 2024, representing an increase of 22.0% from RMB3.0 billion in the fourth quarter of 2023 and an increase of 7.9% from RMB3.4 billion in the third quarter of 2024. Operating margin was 8.4% in the fourth quarter of 2024, compared with 7.3% in the fourth quarter of 2023 and 8.0% in the third quarter of 2024. Non-GAAP income from operations was RMB4.2 billion (US$577.6 million) in the fourth quarter of 2024, representing an increase of 9.1% from RMB3.9 billion in the fourth quarter of 2023 and a decrease of 5.5% from RMB4.5 billion in the third quarter of 2024.

Net Income and Net Earnings Per Share

•	Net income was RMB3.5 billion (US$484.0 million) in the fourth quarter of 2024, representing a decrease of 38.6% from RMB5.8 billion in the fourth quarter of 2023 and an increase of 25.3% from RMB2.8 billion in the third quarter of 2024. Non-GAAP net income was RMB4.0 billion (US$553.4 million) in the fourth quarter of 2024, representing a decrease of 12.0% from RMB4.6 billion in the fourth quarter of 2023 and an increase of 4.9% from RMB3.9 billion in the third quarter of 2024.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB3.52 (US$0.48) and RMB3.31 (US$0.45) in the fourth quarter of 2024, respectively, compared with RMB5.72 and RMB5.32 in the fourth quarter of 2023, respectively, and RMB2.82 and RMB2.66 in the third quarter of 2024, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB4.03 (US$0.55) and RMB3.79 (US$0.52) in the fourth quarter of 2024, respectively, compared with RMB4.54 and RMB4.23 in the fourth quarter of 2023, respectively, and RMB3.85 and RMB3.63 in the third quarter of 2024, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB112.8 billion (US$15.5 billion) as of December 31, 2024.

•	Net cash provided by operating activities was RMB8.7 billion (US$1.2 billion) in the fourth quarter of 2024, representing a decrease of 49.8% from RMB17.3 billion in the fourth quarter of 2023 and a decrease of 21.3% from RMB11.0 billion in the third quarter of 2024. The change in net cash provided by operating activities over the fourth quarter of 2023 and the third quarter of 2024 was mainly due to increased payment related to inventory purchase, partially offset by the increase in cash received from customers.

•	Free cash flow was RMB6.1 billion (US$830.1 million) in the fourth quarter of 2024, representing a decrease of 58.6% from RMB14.6 billion in the fourth quarter of 2023 and a decrease of 33.1% from RMB9.1 billion in the third quarter of 2024.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Financial Results for the Full Year 2024

Revenues

•	Total revenues were RMB144.5 billion (US$19.8 billion) in 2024, representing an increase of 16.6% from RMB123.9 billion in 2023.

•	Vehicle sales were RMB138.5 billion (US$19.0 billion) in 2024, representing an increase of 15.2% from RMB120.3 billion in 2023. The increase in revenue from vehicle sales was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix and changes in pricing strategy.

•	Other sales and services were RMB5.9 billion (US$811.3 million) in 2024, representing an increase of 66.5% from RMB3.6 billion in 2023. The increase in revenue from other sales and services was mainly attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB114.8 billion (US$15.7 billion) in 2024, representing an increase of 19.1% from RMB96.4 billion in 2023. The increase in cost of sales was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

•	Gross profit was RMB29.7 billion (US$4.1 billion) in 2024, representing an increase of 7.9% from RMB27.5 billion in 2023.

•	Vehicle margin was 19.8% in 2024, compared with 21.5% in 2023. The decrease in vehicle margin was mainly due to different product mix, and changes in pricing strategy, partially offset by cost reduction.

•	Gross margin was 20.5% in 2024, compared with 22.2% in 2023. The decrease in gross margin was mainly attributable to the decrease of vehicle margin.

Operating Expenses

•	Operating expenses were RMB22.6 billion (US$3.1 billion) in 2024, representing an increase of 12.7% from RMB20.1 billion in 2023.

•	Research and development expenses were RMB11.1 billion (US$1.5 billion) in 2024, representing an increase of 4.6% from RMB10.6 billion in 2023. The increase in research and development expenses was primarily attributable to increased expenses to support our expanding product portfolios and technologies, and increased employee compensation.

•	Selling, general and administrative expenses were RMB12.2 billion (US$1.7 billion) in 2024, representing an increase of 25.2% from RMB9.8 billion in 2023. The increase in selling, general and administrative expenses was primarily due to increased employee compensation associated with growth in number of staff and the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in 2024, as well as increased rental and other expenses associated with the expansion of sales and servicing network.

Income from Operations

•	Income from operations was RMB7.0 billion (US$961.6 million) in 2024, representing a decrease of 5.2% from RMB7.4 billion in 2023. Operating margin was 4.9% in 2024, compared with 6.0% in 2023. Non-GAAP income from operations was RMB9.7 billion (US$1.3 billion) in 2024, representing a decrease of 1.4% from RMB9.8 billion in 2023.

Net Income and Net Earnings Per Share

•	Net income was RMB8.0 billion (US$1.1 billion) in 2024, representing a decrease of 31.9% from RMB11.8 billion in 2023. Non-GAAP net income was RMB10.7 billion (US$1.5 billion) in 2024, representing a decrease of 12.5% from RMB12.2 billion in 2023.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB8.06 (US$1.10) and RMB7.58 (US$1.04) in 2024, respectively, compared with RMB11.90 and RMB11.10 in 2023, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB10.69 (US$1.47) and RMB10.04 (US$1.38) in 2024, respectively, compared with RMB12.29 and RMB11.46 in 2023, respectively.

Operating Cash Flow and Free Cash Flow

•	Net cash provided by operating activities was RMB15.9 billion (US$2.2 billion) in 2024, representing a decrease of 68.6% from RMB50.7 billion in 2023. The change in net cash provided by operating activities was mainly due to increased payment related to inventory purchase, partially offset by the increase in cash received from customers.

•	Free cash flow was RMB8.2 billion (US$1.1 billion) in 2024, representing a decrease of 81.4% from RMB44.2 billion in 2023.

Employees

•	As of December 31, 2024, the Company had a total of 32,248 employees.

Business Outlook

For the first quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 88,000 and 93,000 vehicles, representing a year-over-year increase of 9.5% to 15.7%.

•	Total revenues to be between RMB23.4 billion (US$3.2 billion) and RMB24.7 billion (US$3.4 billion), representing a year-over-year decrease of 8.7% to 3.5%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Friday, March 14, 2025 (8:00 p.m. Beijing/Hong Kong Time on March 14, 2025) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10045528-e2gf3z.html

A replay of the conference call will be accessible through March 21, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10045528

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Vehicle sales	40,379,267	41,323,833	42,642,978	5,842,064	120,294,667	138,538,092	18,979,641
Other sales and services	1,352,830	1,550,385	1,630,694	223,404	3,556,665	5,921,854	811,291
Total revenues	41,732,097	42,874,218	44,273,672	6,065,468	123,851,332	144,459,946	19,790,932
Cost of sales:
Vehicle sales	(31,202,028)	(32,671,723)	(34,252,151)	(4,692,525)	(94,482,347)	(111,121,036)	(15,223,520)
Other sales and services	(743,186)	(977,822)	(1,051,303)	(144,028)	(1,872,234)	(3,682,772)	(504,538)
Total cost of sales	(31,945,214)	(33,649,545)	(35,303,454)	(4,836,553)	(96,354,581)	(114,803,808)	(15,728,058)
Gross profit	9,786,883	9,224,673	8,970,218	1,228,915	27,496,751	29,656,138	4,062,874
Operating expenses:
Research and development	(3,491,026)	(2,586,534)	(2,408,357)	(329,944)	(10,586,129)	(11,071,358)	(1,516,770)
Selling, general and administrative	(3,269,668)	(3,359,640)	(3,076,993)	(421,546)	(9,767,955)	(12,229,323)	(1,675,410)
Other operating income, net	10,237	154,174	218,446	29,927	264,210	663,657	90,921
Total operating expenses	(6,750,457)	(5,792,000)	(5,266,904)	(721,563)	(20,089,874)	(22,637,024)	(3,101,259)
Income from operations	3,036,426	3,432,673	3,703,314	507,352	7,406,877	7,019,114	961,615
Other (expense)/income:
Interest expense	(13,675)	(54,167)	(61,759)	(8,461)	(86,251)	(187,755)	(25,722)
Interest income and investment income, net	794,355	(21,979)	403,021	55,214	2,082,948	1,819,964	249,334
Others, net	358,825	43,752	17,128	2,347	1,048,189	664,301	91,009
Income before income tax	4,175,931	3,400,279	4,061,704	556,452	10,451,763	9,315,624	1,276,236
Income tax benefit/(expense)	1,576,385	(579,789)	(529,010)	(72,474)	1,357,362	(1,270,374)	(174,041)
Net income	5,752,316	2,820,490	3,532,694	483,978	11,809,125	8,045,250	1,102,195
Less: Net income attributable to noncontrolling interests	94,235	6,228	9,757	1,337	104,992	12,900	1,767
Net income attributable to ordinary shareholders of Li Auto Inc.	5,658,081	2,814,262	3,522,937	482,641	11,704,133	8,032,350	1,100,428

Net income	5,752,316	2,820,490	3,532,694	483,978	11,809,125	8,045,250	1,102,195
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	40,438	(136,283)	236,903	32,456	(30,766)	53,128	7,279
Total other comprehensive income/(loss)	40,438	(136,283)	236,903	32,456	(30,766)	53,128	7,279
Total comprehensive income	5,792,754	2,684,207	3,769,597	516,434	11,778,359	8,098,378	1,109,474
Less: Net income attributable to noncontrolling interests	94,235	6,228	9,757	1,337	104,992	12,900	1,767
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	5,698,519	2,677,979	3,759,840	515,097	11,673,367	8,085,478	1,107,707
Weighted average number of ADSs
Basic	989,909,259	997,934,606	1,000,250,311	1,000,250,311	983,931,880	996,595,976	996,595,976
Diluted	1,064,538,392	1,062,727,888	1,066,897,163	1,066,897,163	1,057,688,196	1,064,636,715	1,064,636,715
Net earnings per ADS attributable to ordinary shareholders
Basic	5.72	2.82	3.52	0.48	11.90	8.06	1.10
Diluted	5.32	2.66	3.31	0.45	11.10	7.58	1.04
Weighted average number of ordinary shares
Basic	1,979,818,518	1,995,869,212	2,000,500,621	2,000,500,621	1,967,863,759	1,993,191,951	1,993,191,951
Diluted	2,129,076,784	2,125,455,776	2,133,794,325	2,133,794,325	2,115,376,392	2,129,273,430	2,129,273,430
Net earnings per share attributable to ordinary shareholders
Basic	2.86	1.41	1.76	0.24	5.95	4.03	0.55
Diluted	2.66	1.33	1.65	0.23	5.55	3.79	0.52

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

		As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	91,329,030	65,901,123	9,028,417
Restricted cash	479	6,849	938
Time deposits and short-term investments	11,933,255	46,904,548	6,425,897
Trade receivable	143,523	135,112	18,510
Inventories	6,871,979	8,185,604	1,121,423
Prepayments and other current assets	4,247,318	5,176,546	709,184
Total current assets	114,525,584	126,309,782	17,304,369
Non-current assets:
Long-term investments	1,595,376	922,897	126,436
Property, plant and equipment, net	15,745,018	21,140,933	2,896,296
Operating lease right-of-use assets, net	5,939,230	8,323,963	1,140,378
Intangible assets, net	864,180	914,951	125,348
Goodwill	5,484	5,484	751
Deferred tax assets	1,990,245	2,542,180	348,277
Other non-current assets	2,802,354	2,188,888	299,876
Total non-current assets	28,941,887	36,039,296	4,937,362
Total assets	143,467,471	162,349,078	22,241,731
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,975,399	281,102	38,511
Trade and notes payable	51,870,097	53,596,194	7,342,648
Amounts due to related parties	10,607	11,492	1,574
Deferred revenue, current	1,525,543	1,396,489	191,318
Operating lease liabilities, current	1,146,437	1,438,092	197,018
Finance lease liabilities, current	—	95,205	13,043
Accruals and other current liabilities	11,214,626	12,397,322	1,698,426
Total current liabilities	72,742,709	69,215,896	9,482,538
Non-current liabilities:
Long-term borrowings	1,747,070	8,151,598	1,116,764
Deferred revenue, non-current	812,218	720,531	98,712
Operating lease liabilities, non-current	3,677,961	5,735,738	785,793
Finance lease liabilities, non-current	—	642,984	88,088
Deferred tax liabilities	200,877	864,999	118,504
Other non-current liabilities	3,711,414	5,696,950	780,479
Total non-current liabilities	10,149,540	21,812,800	2,988,340
Total liabilities	82,892,249	91,028,696	12,470,878
Total Li Auto Inc. shareholders’ equity	60,142,624	70,874,884	9,709,820
Noncontrolling interests	432,598	445,498	61,033
Total shareholders’ equity	60,575,222	71,320,382	9,770,853
Total liabilities and shareholders’ equity	143,467,471	162,349,078	22,241,731

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	17,294,228	11,024,642	8,680,301	1,189,196	50,693,521	15,933,160	2,182,834
Net cash used in investing activities	(469,104)	(14,212,597)	(19,987,058)	(2,738,216)	(12,068)	(41,137,169)	(5,635,769)
Net cash provided by/(used in) financing activities	863,355	238,305	(734,467)	(100,622)	185,385	(415,648)	(56,944)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(48,180)	(245,692)	355,742	48,737	44,513	198,120	27,143
Net change in cash, cash equivalents and restricted cash	17,640,299	(3,195,342)	(11,685,482)	(1,600,905)	50,911,351	(25,421,537)	(3,482,736)
Cash, cash equivalents and restricted cash at beginning of period	73,689,210	80,788,796	77,593,454	10,630,260	40,418,158	91,329,509	12,512,091
Cash, cash equivalents and restricted cash at end of period	91,329,509	77,593,454	65,907,972	9,029,355	91,329,509	65,907,972	9,029,355

Net cash provided by operating activities	17,294,228	11,024,642	8,680,301	1,189,196	50,693,521	15,933,160	2,182,834
Capital expenditures	(2,656,106)	(1,972,878)	(2,620,969)	(359,071)	(6,507,189)	(7,730,022)	(1,059,009)
Free cash flow (non-GAAP)	14,638,122	9,051,764	6,059,332	830,125	44,186,332	8,203,138	1,123,825

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of sales	(31,945,214)	(33,649,545)	(35,303,454)	(4,836,553)	(96,354,581)	(114,803,808)	(15,728,058)
Share-based compensation expenses	15,334	8,213	10,394	1,424	46,631	39,728	5,443
Non-GAAP cost of sales	(31,929,880)	(33,641,332)	(35,293,060)	(4,835,129)	(96,307,950)	(114,764,080)	(15,722,615)

Research and development expenses	(3,491,026)	(2,586,534)	(2,408,357)	(329,944)	(10,586,129)	(11,071,358)	(1,516,770)
Share-based compensation expenses	537,843	296,778	303,047	41,517	1,552,421	1,257,921	172,334
Non-GAAP research and development expenses	(2,953,183)	(2,289,756)	(2,105,310)	(288,427)	(9,033,708)	(9,813,437)	(1,344,436)

Selling, general and administrative expenses	(3,269,668)	(3,359,640)	(3,076,993)	(421,546)	(9,767,955)	(12,229,323)	(1,675,410)
Share-based compensation expenses	273,443	725,500	199,633	27,350	779,637	1,333,256	182,655
Non-GAAP selling, general and administrative expenses	(2,996,225)	(2,634,140)	(2,877,360)	(394,196)	(8,988,318)	(10,896,067)	(1,492,755)

Income from operations	3,036,426	3,432,673	3,703,314	507,352	7,406,877	7,019,114	961,615
Share-based compensation expenses	826,620	1,030,491	513,074	70,291	2,378,689	2,630,905	360,432
Non-GAAP income from operations	3,863,046	4,463,164	4,216,388	577,643	9,785,566	9,650,019	1,322,047

Net income	5,752,316	2,820,490	3,532,694	483,978	11,809,125	8,045,250	1,102,195
Share-based compensation expenses	826,620	1,030,491	513,074	70,291	2,378,689	2,630,905	360,432
Release of valuation allowance on deferred tax assets	(1,990,245)	—	(6,085)	(834)	(1,990,245)	(6,085)	(834)
Non-GAAP net income[8]	4,588,691	3,850,981	4,039,683	553,435	12,197,569	10,670,070	1,461,793

Net income attributable to ordinary shareholders of Li Auto Inc.	5,658,081	2,814,262	3,522,937	482,641	11,704,133	8,032,350	1,100,428
Share-based compensation expenses	826,620	1,030,491	513,074	70,291	2,378,689	2,630,905	360,432
Release of valuation allowance on deferred tax assets	(1,990,245)	—	(6,085)	(834)	(1,990,245)	(6,085)	(834)
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	4,494,456	3,844,753	4,029,926	552,098	12,092,577	10,657,170	1,460,026

Weighted average number of ADSs
Basic	989,909,259	997,934,606	1,000,250,311	1,000,250,311	983,931,880	996,595,976	996,595,976
Diluted	1,064,538,392	1,062,727,888	1,066,897,163	1,066,897,163	1,057,688,196	1,064,636,715	1,064,636,715
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	4.54	3.85	4.03	0.55	12.29	10.69	1.47
Diluted	4.23	3.63	3.79	0.52	11.46	10.04	1.38
Weighted average number of ordinary shares
Basic	1,979,818,518	1,995,869,212	2,000,500,621	2,000,500,621	1,967,863,759	1,993,191,951	1,993,191,951
Diluted	2,129,076,784	2,125,455,776	2,133,794,325	2,133,794,325	2,115,376,392	2,129,273,430	2,129,273,430
Non-GAAP net earnings per share attributable to ordinary shareholders[9]
Basic	2.27	1.93	2.01	0.28	6.15	5.35	0.73
Diluted	2.11	1.81	1.89	0.26	5.73	5.02	0.69

8 Non-GAAP items have no tax impact for all the periods presented.

9 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.